October 11, 2016

H. Roger Schwall

Assistant Director, Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Frank’s International N.V.
Form 10-K for the Fiscal Year ended December 31, 2015
Filed February 29, 2016
File 1-36053

Ladies and Gentlemen:

Set forth below are the responses of Frank’s International N.V. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 27, 2016, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “10-K”), filed with the Commission on February 29, 2016.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 10-K and unless otherwise specified.

Form 10-K for the Fiscal Year ended December 31, 2015 Financial Statements

Note 1 – Basis of Presentation and Significant Accounting Policies, page 57

Suppliers and Raw Materials, page 6

1.	You indicate that you “have developed a broad international sourcing capability.” However, we note your disclosure under “We are Subject to the Risk of Supplier Concentration” on page 16 in which you indicate that you ‘depend on a limited number of third party suppliers and vendors” and that you could be “negatively affected if our key suppliers were to experience significant disruptions …. For example, we have a limited number of vendors for our bearings product lines.” Revise your disclosure to identify any key suppliers upon whom your business is materially dependent.

Frank’s International N.V.

Mastenmakersweg 1

1786 PB, Den Helder

The Netherlands

www.franksinternational.com

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that management believes the Company has developed a broad international sourcing capability for our core business segments servicing the onshore and offshore casing needs of our customers. The concentrated supplier risk mentioned is limited to our Tubular business segment (21% of revenue) and to the “Pipe” product line. We are not aware of any specific risks to these supply chains that could have had a material adverse impact to our operations as of December 31, 2015 or the respective quarters ended March 31, and June 30, 2016.

Accordingly, we would propose to revise the relevant disclosure on a prospective basis, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the “10-Q”), as follows:

Suppliers and Raw Materials

We acquire component parts, products and raw materials from suppliers, including foundries, forge shops, and original equipment manufacturers. The prices we pay for our raw materials may be affected by, among other things, energy, steel and other commodity prices, tariffs and duties on imported materials and foreign currency exchange rates. Certain of our product lines (pipe) are only available from a limited number of suppliers (primarily in the Tubular Segment).

Our ability to source low cost raw materials and components, such as steel castings and forgings, is critical to our ability to manufacture our casing products competitively and, in turn, our ability to provide onshore and offshore casing services. In order to purchase raw materials and components in a cost effective manner, we have developed a broad international sourcing capability and we maintain quality assurance and testing programs to analyze and test these raw materials and components.

We are subject to the risk of supplier concentration.

Certain of our product lines (in the Tubular Segment – 21% of revenue) depend on a limited number of third-party suppliers and vendors for pipe (driven by customer requirements). These suppliers are concentrated in Japan (2) and Germany (2). As a result of this concentration in some of our supply chains, our business and operations could be negatively affected if our key suppliers were to experience significant disruptions affecting the price, quality, availability or timely delivery of their products. The partial or complete loss of any one of our key suppliers, or a significant adverse change in the relationship with any of these suppliers, through consolidation or otherwise, would limit our ability to manufacture or sell certain of our products.

Revenue Recognition, page 62

2.	Please tell us the types of service contracts (e.g. day rate, turnkey, and or footage) you offer to your customers, and disclose how you recognize revenue for each contract type.

RESPONSE:

We acknowledge the Staff’s comment and respectfully propose to revise the relevant disclosure on a prospective basis, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the “10-Q”), as follows:

Revenue Recognition

All revenue is recognized when all of the following criteria have been met: (1) evidence of an arrangement exists; (2) delivery to and acceptance by the customer has occurred; (3) the price to the customer is fixed or determinable; and (4) collectability is reasonably assured, as follows:

Services Revenue. We provide tubular services to clients in the oil and gas industry. We perform services either under direct service purchase orders or master service agreements. Service revenue is recognized as services are performed or rendered.

•	International service hours are billed per man hour or similar basis.

•	US services are billed on,

a)	Offshore - per day or similar basis.

b)	Land – per man hour or on a project basis.

Rental Revenue. We design and manufacture a suite of highly technical equipment and products that we rent to our customers in connection with providing our services, including high-end, proprietary tubular handling equipment. We rent our products either under direct rental agreements or with customers with rental agreements in place. Revenue from rental agreements is recognized as earned over the rental period.

•	International equipment rentals are billed on a per month or similar basis.

•	US equipment rentals are billed on,

a)	Offshore - per day or similar basis.

b)	Land – on completion of a job or project basis.

For customers contracted under direct service purchase orders and direct rental agreements, an accrual is recorded in unbilled accounts receivable for revenue earned but not yet invoiced.

Tubular Sales Revenue. Revenue on tubular sales is recognized when the product has shipped and significant risks of ownership have passed to the customer. The sales arrangements typically do not include right of return or other similar provisions or other post-delivery obligations.

Some of our tubular sales customers have requested that we store pipe and connectors purchased from us in our facilities. We considered whether revenue should be recognized on these sales under the “bill and hold” guidance provided by the Staff; however, based upon the assessment performed, revenue recognition on these transactions totaling $57.6 million and $76.1 million was deferred at December 31, 2015 and 2014, respectively until delivery and significant risks of ownership have passed to the customer.

Note 15 – Related Party Transactions, page 73

3.	We note disclosure in your Form 8-K filed on August 25, 2016 that Mosing Holdings, Inc. exercised its right to exchange for an equivalent number of each of the following securities for common shares: (i) 52,796,000 preferred shares and (ii) 52,976,000 units in FICV. We also note your disclosure that if the related tax receivable agreement was terminated on December 31, 2015, the estimated termination payment would be approximately $85.6 million. Please address the following:

•	tell us that amount you expect to pay or have already paid in connection with the exchange and related tax receivable agreement;

•	RESPONSE:

We acknowledge the Staff’s comment and respectfully submit our belief that, while we expect that the payments we will ultimately be required to make under the Tax Receivable Agreement may be substantial, we do not currently believe that we will be unable to make any such payments or that making such payments would be likely to have a material adverse effect on our business, financial condition or results of operations.

As disclosed in your Form 8-K filed on August 25, 2016, Mosing Holdings, Inc. exercised its right to exchange for an equivalent number of each of the following securities for common shares: (i) 52,796,000 preferred shares and (ii) 52,976,000 units in FICV. As of September 30, 2016 we have not made any payments to Mosing Holdings, Inc. as a result of the conversion. We are in the process of calculating the estimated liability associated with the future payments to be made pursuant to the tax receivable agreement, and such liability will be reflected on the Company’s financial statements included in the upcoming 10-Q.

Payments under the Tax Receivable Agreement are due in two circumstances: (i) whenever a holder of Series A Preferred Stock (the “Preferred Stock”) elects to convert into common stock, we are required to pay to the holder (x) 85% of actual reductions, if any, in payments of U.S. federal, state and local income tax or franchise tax as a result of increases in our tax basis as a result of the exchange and (y) imputed interest on such cash tax savings; and (ii) upon our election to terminate early or in certain change of control situations, we are required to pay to the holder the present value of the anticipated future cash tax savings associated with the Tax Receivable Agreement. The company will retain the benefit of the remaining 15% of such tax savings. In the former case, no payment would be due to the holder until we actually recognize cash tax savings. Though we would be forced to make a payment prior to actually recognizing cash tax savings in the latter case, the circumstances in which we would be forced to do so are largely within our control (i.e., making an affirmative election or entering into a change of control transaction). To the extent that we would not be able to make the required payment, we would not be forced to make the election to incur it. In addition, we believe that the material terms of the Tax Receivable Agreement have been disclosed in the 10-K (and in the prospectus for our initial public offering).

In addition, we disclosed the estimated termination payment under the Tax Receivable Agreement of $85.6 million as of December 31, 2015 in the 10-K. The $85.6 million liability disclosed in the 10-K was associated with an assumed conversion of all shares of our Preferred Stock as of the close of business on December 31, 2015. The actual future payments that we may be required to make under the Tax Receivable Agreement as a result of conversions of Preferred Stock will be subject to a number of factors that we could not predict at that time, including (i) the timing of conversion of Preferred Stock, (ii) the market price of our common stock at the time of the conversion and (iii) the actual amount of the future cash tax savings as a result of a future conversion.

•	tell us how you accounted for recognition of the liability associated with the tax receivable agreement at inception of your IPO and at the time of exchange; and

•	RESPONSE:

We acknowledge the Staff’s comment and respectfully submit our belief that we were not required to record a liability associated with the Tax Receivable Agreement at the inception of our IPO. There is no obligation prior to a conversion. No obligating event has occurred. And there is no asset on the balance sheet (i.e, tax basis) for which you could apply the indemnification model. Since the IPO, the Big 4 discussed more about TRA and are now of the view that you apply more of an indemnification model. Essentially mirror the liability and the DTA for the tax basis. No DTA, no liability. So authoritative reference would be to both 450 and by analogy to the indemnification model under 805.

at inception of your IPO

We believe that the material terms of the Tax Receivable Agreement have been disclosed in the 10-K (and in the prospectus for our initial public offering). We disclosed the estimated termination payment under the Tax Receivable Agreement of $106 million in the prospectus for our initial public offering. The $106 million liability disclosed in the prospectus for our initial public offering was associated with an assumed conversion of all shares of our Preferred Stock at the time of our initial public offering. The actual future payments that we may be required to make under the Tax Receivable Agreement as a result of conversions of Preferred Stock will be subject to a number of factors that we could not predict at that time, including (i) the timing of conversion of Preferred Stock, (ii) the market price of our common stock at the time of the conversion and (iii) the actual amount of the future cash tax savings as a result of a future conversion.

at the time of exchange

As disclosed in your Form 8-K filed on August 25, 2016, Mosing Holdings, Inc. exercised its right to exchange for an equivalent number of each of the following securities for common shares: (i) 52,796,000 preferred shares and (ii) 52,976,000 units in FICV. As of September 30, 2016, we have not made any payments to Mosing Holdings, Inc. as a result of the conversion. We are in the process of calculating the estimated liability associated with the future payments to be made pursuant to the tax receivable agreement, and such liability will be reflected on the Company’s financial statements included in the upcoming 10-Q.

•	provide a detailed analysis that supports your accounting and includes reference to specific authoritative guidance.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit our belief that under the Tax Receivable Agreement, the termination payment becomes a liability only when and if the preferred shares are converted. Mosing Holdings, Inc. had no legal obligation to convert the preferred shares. Termination of the Tax Receivable Agreement is at the Company’s discretion, and the Company does not have any intent of terminating the agreement at the present time. However, we disclose in our 2015 Form 10K should the agreement be terminated we estimated the termination payment to be approximately $85.6 million. We further disclosed that the foregoing number is merely an estimate and the actual payment could differ materially from this estimate. (see terms of the Tax Receivable Agreement “termination payment” in our response above).

We made our disclosure in accordance with ASC 450 (below).

•	ASC 450-20-50-1C An entity shall disclose information about a contingency if there is at least a reasonable possibility (that is, more than remote possibility) that a loss may have been incurred regardless of whether the entity has accrued for such a loss (or any portion of that loss). Disclosure is not required of a loss contingency involving an un-asserted claim or assessment if there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless both of the following conditions are met:

a. It is considered probable that a claim will be asserted.

b. There is a reasonable possibility that the outcome will be unfavorable.

•	ASC 450-20-50-1D Disclosure of asserted but remote loss contingencies may be necessary, due to their nature, potential magnitude, or potential timing (if known) to inform users about the entity’s vulnerability to a potential severe impact. An entity will need to exercise judgment in assessing its specific facts and circumstances to determine whether disclosure about a remote contingency is necessary. Factors that an entity should consider in making this determination include any of the following:

a. The potential impact on the entity’s operations

b. The cost to the entity for defending its contentions

c. The amount of effort and resources management may have to devote to resolve the contingency.

Closing Comments

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (713) 231-2531.

Very truly yours,

FRANK’S INTERNATIONAL N.V.

By:	/s/ JEFFREY J. BIRD
Name:	Jeffrey J. Bird
Title:	EVP and CFO

Enclosures

cc:	John Cannarella (Securities and Exchange Commission)
Alejandro Cestero (Frank’s International N.V.)